UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 21, 2022, Beijing Heyang International Travel Service Co., Ltd. (“Beijing HITC”), a subsidiary of JX Luxventure Limited (the “Company”), entered and executed a Group Airline Ticket Framework Agreement (the “Agreement”) with Tianjin China Travel International Travel Service Co., Ltd. (“Tianjin CTITC”). Pursuant to the Agreement, Tianjin CTITC will purchase from Beijing HITC airline tickets in the amount of up to US$10,000,000. An English translation of the Agreement is filed herewith as Exhibit 10.1. On May 24, 2022, the Company issued a press release with respect to the Agreement, which is furnished herewith as Exhibit 99.1.

On May 22, 2022, the Board of Directors of the Company (the “Board”) granted 1,000,000 shares (the “Shares”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”) to Sun Lei pursuant to the employment agreement between the Company and Sun Lei dated June 22, 2021 (the “CEO Employment Agreement”). The CEO Employment Agreement provides, in pertinent terms, that if the Company reaches its annual revenue of US$50,000,000, as reported in the Company’s 2021 annual report on Form 20-F, Sun Lei will receive 1,000,000 shares of the Company’s Common Stock as her stock compensation. The CEO Employment Agreement and the issuance of the Shares have been previously approved by the Board and by the written consent of a majority of stockholders of the voting power of the Company. The Shares will bear the restrictive legend, as issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption under Section 4(a)(2) of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Group Airline Ticket Framework Agreement
99.1	Press Release

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